ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

September 29, 2016

Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Post-Effective Amendment No. 98

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 26, 2016 regarding Post-Effective Amendment No. 98 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 15, 2016 for the purpose of adding Institutional Shares as a new share class of Artisan High Income Fund (the “Fund”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

1.	Comment: With respect to footnote 3 to the Annual Fund Operating Expenses table describing the expense limitation agreement (“ELA”) between the Fund and its investment adviser, Artisan Partners Limited Partnership, please confirm whether Acquired Fund Fees and Expenses (“AFFE”) are carved out of the expenses eligible to be reimbursed or waived under the ELA and, if so, please revise the footnote accordingly.

Response: The Fund confirms that AFFE are not subject to the contractual expense limitation under the ELA. However, the Fund respectfully submits that the referenced language is accurate as written and is consistent with the Fund’s ELA. AFFE are indirect expenses the Fund may incur from investing in an investment company (“acquired fund”). To the extent that the Fund invests in acquired funds such that it is required to be disclosed in the Annual Fund Operating Expenses table, the Fund will include an appropriate footnote stating that the Fund’s Total Annual Fund Operating Expenses shown will not correlate to the ratio of expenses to average net assets shown in the “Financial Highlights” in the Fund’s statutory prospectus, since the Financial Highlights reflect the operating expenses of the Fund and do not include fees and expenses of acquired funds.

2.	Comment: In the footnote referenced in Comment 1 above, the Fund uses the term “annualized ordinary expenses.” Please confirm whether such term is the same as “total annual fund operating expenses.”

Response: The Fund respectfully submits that “annualized ordinary expenses” are different from “total annual fund operating expenses” in that AFFE are not included in “annualized ordinary expenses” (please see the response to Comment 1 above). The Fund respectfully declines to make any changes in response to this Comment, as the term “annualized ordinary expenses” is used in the ELA.

3.	Comment: If the fee waiver and expense reimbursement pursuant to the ELA does not result in lower total annual fund operating expenses, as the fee table suggests (i.e., it shows “0.00%” being waived or reimbursed), please remove that line item and the accompanying footnote from the expense table.

Response: The Fund respectfully declines to make the requested change. The Fund submits that, while Item 3 of Form N-1A generally requires the expense table to include data based on the most recently completed fiscal year, it permits the inclusion of fee waivers and expense reimbursements in the table if they will reduce expenses in the future.1 In support of this position, in its adopting release for the 2009 amendments to Form N-1A, the Commission stated that “purpose of the [expense limitation] line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”2

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3(e) to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table….”3 The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states:

1 See Form N-1A Item 3, instruction 3(e).

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, Securities Act Rel. No. 8998, at Section III.A.3.d (Jan. 13, 2009).

3 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28064, Securities Act Rel. No. 8861 (Nov. 21, 2007).

“If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table....” The Fund believes that the disclosure of the fee waiver and expense reimbursement line items in the fee table and the applicable footnote are consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A.

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On behalf of the Artisan Partners Funds, we acknowledge that (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve Artisan Partners Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) Artisan Partners Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Artisan Partners Funds.

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Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs
Nathan D. Briggs

CC:	Sarah A. Johnson

John M. Loder